PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

20th April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734



05007479

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Final Results – 18 April 2005
- Notice of Results – 11 April 2005
- Statement re IFC investment – 5 April 2005
- Holdings in the Company – 17 March
- Holdings in the Company 2005 – 11 March 2005
- Holdings in Company – 7 March 2005
- Acquisition – 28 February 2005
- Collaboration with Polus – 25 February 2005
- Holdings in the Company – 24 February 2005;

PROCESSED
APR 29 2005
THOMSON
FINANCIAL


PROCESSING
RECEIVED
APR 21 2005
SEC MAIL
SECTION
209
WASH., D.C.



PETER HAMBRO MINING LTD

Yours faithfully,

PETER HAMBRO MINING PLC

By:



Roman Filatov
In-House Legal Counsel